

SECUR 16012810 ION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2016
DIVISION OF TRADING & MARKETS

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SEC FILE NUMBER
8-68864

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (Date) AND ENDING December 31, 2015 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FinPro Capital Advisors, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

158 Route 206
(No. and Street)

Gladstone	NJ	07934
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald J. Musso (908) 604- 9336
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRIEDMAN LLP
(Name - *if individual, state last, first, middle name*)

100 Eagle Rock Avenue, Suite 200	East Hanover	NJ	07936
(Address)	(City)	(State)	(Zip Code)

CHECK ONE

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald J. Musso, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FinPro Capital Advisors, Inc. as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Attorney at Law (NJ Attorney ID - 036382010)

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FINPRO CAPITAL ADVISORS, INC.

TABLE OF CONTENTS

FRIEDMAN LLP®
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of FinPro Capital Advisors, Inc.

We have audited the accompanying statement of financial condition of FinPro Capital Advisors, Inc. as of December 31, 2015, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of FinPro Capital Advisors, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FinPro Capital Advisors, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of FinPro Capital Advisors, Inc.'s financial statements. The supplemental information is the responsibility of FinPro Capital Advisors, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.



FRIEDMAN LLP
East Hanover, New Jersey
February 22, 2016

100 Eagle Rock Avenue, Suite 200, East Hanover, NJ 07936 p 973.929.3500 f 973.929.3501 friedmanllp.com

Your livelihood, empowered. An Independent Member Firm of DFK with offices worldwide.



FINPRO CAPITAL ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

Cash	$	84,881
Accounts receivable		13,025
Other assets		3,969
	$	101,875
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable	$	17,833
Commitments		
Stockholder's equity		
Common stock, $10 par value; 100 shares authorized, issued and outstanding		1,000
Additional paid-in capital		107,000
Accumulated deficit		(23,958)
		84,042
	$	101,875

See Notes to Financial Statements.

FINPRO CAPITAL ADVISORS, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2015

Revenues	
Advisory fees	$ 1,153,500
Fairness opinions	40,000
Capital raising	53,783
Other services	290,000
	1,537,283
Expenses	
Employee compensation and benefits	1,380,543
Occupancy costs	111,864
Professional fees	16,450
Regulatory and compliance	40,459
Other expenses	36,644
	1,585,960
Net loss before taxes	(48,677)
Provision for income taxes	2,658
Net loss	$ (51,335)

See Notes to Financial Statements.

FINPRO CAPITAL ADVISORS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2015

	Total	Common Stock	Additional Paid-In Capital	Retained Earnings/(Deficit)
Balance, January 1, 2015	$ 160,377	$ 1,000	$ 132,000	$ 27,377
Net Loss	(51,335)	-	-	(51,335)
Distributions	(25,000)		(25,000)	
Balance, December 31, 2015	$ 84,042	$ 1,000	$ 107,000	$ (23,958)

See Notes to Financial Statements.

FINPRO CAPITAL ADVISORS, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2015

Cash flows from operating activities		
Net loss	$	(51,335)
Adjustments to reconcile net loss to net cash provided by operating activities		
Changes in assets and liabilities		
Accounts receivable		89,475
Other assets		(3,832)
Accounts payable		(4,847)
Net cash provided by operating activities		29,461
Cash flows from financing activities		
Distributions to stockholder		(25,000)
Net cash used in financing activities		(25,000)
Net increase in cash		4,461
Cash, beginning of year		80,420
Cash, end of year	$	84,881

See Notes to Financial Statements.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
FinPro Capital Advisors, Inc. (the "Company") was incorporated on March 8, 2011 under the laws of the State of New Jersey and is a wholly owned subsidiary of FinPro, Inc. (the "Parent").

The Company provides merger and acquisition advisory services, purchase and assumption transactions, fairness opinions, and due diligence services for financial institutions. The Company does not have any trading accounts, nor does it hold cash or securities for or on behalf of any customers or clients.

The Company became a registered securities broker-dealer on May 21, 2012 with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Concentrations of Credit Risk for Cash
The Company maintains its cash balances at one financial institution. These balances are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Cash and Cash Equivalents
Cash and cash equivalents includes highly liquid investments with an original maturity of three months or less when purchased.

Revenue Recognition
Revenue includes fees earned from providing both buy-side and sell-side merger and acquisition and other consulting advisory services. Fees for these services are recorded when contractual milestones are achieved. Fees received in advance of services rendered are deferred until earned.

Accounts Receivable
Accounts receivable are stated at the amounts management expects to collect. An allowance for doubtful accounts is recorded based on a combination of historical experience, aging analysis and information on specific accounts. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Management has determined that no allowance is required at December 31, 2015.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Effective January 1, 2013, the Company and the Parent have elected S Corporation status for Federal and New Jersey income tax purposes. The Company is a qualified subchapter S subsidiary and is therefore included in the consolidated Federal income tax return filed by the Parent. The Company files its own New Jersey income tax return. Under these elections, the Company makes no provision for Federal and New Jersey income taxes, but may be subject to taxes in other states where registered to do business. The stockholder's allocable share of the Company's income or loss is reportable on his or her income tax returns.

2 - RELATED PARTY TRANSACTIONS

In accordance with an expense sharing agreement, the Parent company charged the Company for its allocated share of certain overhead expenses, totaling $146,590 for the year ended December 31, 2015. The Company also reimbursed the Parent company for employee compensation, bonuses and related expenses paid on its behalf totaling $1,380,543 for the year ended December 31, 2015.

3 - MAJOR CUSTOMERS

Advisory fees from two customers were 26% and 10% respectively of total advisory fees for the year ended December 31, 2015.

Accounts receivable from one other customer represents 100% of total accounts receivable at December 31, 2015.

4 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed fifteen times net capital, as defined. At December 31, 2015, the Company had net capital of $67,048, which exceeded requirements by $62,048. The ratio of aggregate indebtedness to net capital was 0.27 to 1.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i).

5 - COMMITMENTS

The Company is obligated under a sub-lease agreement with the Parent Company for office space. The initial term of the lease began January 1, 2015 and ends December 31, 2019. The lease is renewable for an additional extended term of five years. The following is a schedule of future minimum lease payments for the initial term:

Year Ending December 31		Amount
2016	$	40,000
2017		40,000
2018		40,000
2019		40,000
Total	$	160,000

Rent expense for the year ended December 31, 2015 was $40,000, included in occupancy costs.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2015

FINPRO CAPITAL ADVISORS, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2015

Computation of net capital		
Total stockholder's equity	$	84,042
Deductions and /or charges		
Aged receivables and other assets	$	(16,994)
Net capital	$	67,048
Computation of aggregate indebtedness		
Accounts payable	$	17,833
Aggregate indebtedness	$	17,833
Computation of basic net capital requirement		
Minimum net capital required (6.67% of aggregate indebtedness)	$	1,189
Minimum dollar requirement		5,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$	5,000
Excess net capital	$	62,048
Excess net capital @ 1000%	$	65,265
Ratio: Aggregate indebtedness to net capital		0.27 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2015)		
Net capital, as reported in Company's Part II (unaudited) Focus Report	$	68,802
Decrease resulting from December 31, 2015 audit adjustments, net		(1,754)
Net capital, as included in this report	$	67,048

See Report of Independent Registered Public Accounting Firm.

FRIEDMAN LLP®
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of FinPro Capital Advisors, Inc.

We have reviewed management's statements, included in the accompanying Statement of Exemption Report from SEC Rule 15c3-3, in which (1) FinPro Capital Advisors, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which FinPro Capital Advisors, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) FinPro Capital Advisors, Inc. stated that FinPro Capital Advisors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. FinPro Capital Advisors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about FinPro Capital Advisors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



FRIEDMAN LLP
East Hanover, New Jersey
February 22, 2016

100 Eagle Rock Avenue, Suite 200, East Hanover, NJ 07936 p 973.929.3500 f 973.929.3501 friedmanllp.com

Your livelihood, empowered. An Independent Member Firm of DFK with offices worldwide. DFK INTERNATIONAL


FinPro
Capital Advisors, Inc.

STATEMENT OF EXEMPTION FROM SEC RULE 15c3-3

FinPro Capital Advisors, Inc., (the Company) to the best of my knowledge and belief, hereby certifies as follows:

1. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

2. The Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of FinPro Capital Advisors, Inc."

3. As a consequence, the Company is exempt from Rule 15c3-3 pursuant to Rule 15c3-3(k)(2)(i).

4. The Company met this exemption during the entire calendar year ending December 31, 2015, without exception.

FinPro Capital Advisors, Inc.

I, Donald J. Musso, affirm that, to my best knowledge and belief, this Exemption Report is true and accurate.



By: ______________________
Title: President & CEO

February 22, 2016

158 Route 206 • Gladstone, NJ 07934 • Tel: 908.604.9336 • Fax: 908.604.5951
admin@finprocapitaladvisors.com • www.finprocapitaladvisors.com
FinPro Capital Advisors, Inc. (Member FINRA/SIPC) is a wholly owned subsidiary of FinPro, Inc.

FRIEDMAN LLP®
ACCOUNTANTS AND ADVISORS

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Stockholder
of FinPro Capital Advisors, Inc.

In accordance with rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015, which were agreed to by FinPro Capital Advisors, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating FinPro Capital Advisors, Inc.'s compliance with the applicable instructions of Form SIPC-7. FinPro Capital Advisors, Inc.'s management is responsible for FinPro Capital Advisors, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



FRIEDMAN LLP
East Hanover, New Jersey
February 22, 2016

100 Eagle Rock Avenue, Suite 200, East Hanover, NJ 07936 p 973.929.3500 f 973.929.3501 friedmanllp.com

Your livelihood, empowered.
An Independent Member Firm of DFK with offices worldwide. DFK

FINPRO CAPITAL ADVISORS, INC.

SECURITIES INVESTOR PROTECTION CORPORATION SCHEDULE OF ASSESSMENT AND PAYMENTS

YEAR ENDED DECEMBER 31, 2015

Period Covered	Date Paid	Amount
General assessment reconciliation for the period January 1, 2015 to December 31, 2015		$ 3,843
Payment schedule :		
Paid with SIPC-6	7/1/2015	(1,958)
Paid with SIPC-7	1/29/2016	(1,833)
Balance Due		(52)
Total Payments		$ (3,843)

See Independent Accountants' Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7).

SEC
Mail Processing
Section

FEB 29 2016

Washington DC
409

FINPRO CAPITAL ADVISORS, INC.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-68864

YEAR ENDED DECEMBER 31, 2015

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


FinPro
Capital Advisors, Inc.

February 26, 2016

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

SEC
Mail Processing
Section
FEB 29 2016
Washington DC
409

Re: FinPro Capital Advisors, Inc. / CRD 157816 / Rule 17a-5(d)(1)(i)

Dear Sir or Madam,

As required, enclosed please find two original executed copies of the firm's Form X-17A-5, Part III, including the following documents:

- Oath/Affirmation
- Audit Report with Required Exhibits

If you have any questions or concerns, please do not hesitate to contact me by phone or e-mail at jmauro@finprocapitaladvisors.com.

Regards,

John Mauro
Chief Compliance Officer

Encl.

158 Route 206 • Gladstone, NJ 07934 • Tel: 908.604.9336 • Fax: 908.604.5951
admin@finprocapitaladvisors.com • www.finprocapitaladvisors.com
FinPro Capital Advisors, Inc. (Member FINRA/SIPC) is a wholly owned subsidiary of FinPro, Inc.